Sit Investment Associates

Mutual Funds Newsletter

Summer 2011

The U.S. Debt Crisis and the Sit U.S. Government Securities Fund

The U.S. Government debt crisis added significant uncertainty to financial markets during July and early August. With unemployment at elevated levels and inflation inching higher, the congressional gridlock regarding the debt limit was too much for equity markets to handle, and the S&P 500 Index dropped -2% in July. Then came the credit downgrade for the United States leaving investors to face unprecedented times.

The federal government has a set limit on the amount of money it can borrow without receiving additional authority from Congress. The previous "ceiling" of $14.3 trillion was already reached in May, but crisis was averted then as the Treasury employed extraordinary measures to create some additional room under the limit and allow it to continue issuing debt. As August approached, extension measures were exhausted, which meant an escalating potential for the U.S. government to miss paying its bills on time (i.e., defaulting). Unlike Greece, however, the United States can roll its debt by issuing new bonds for the same amount as recently matured ones, and then use the proceeds to pay future maturing bonds, which then technically avoids a "default" for Treasury securities.

Washington approved a $2+ trillion increase to the debt limit at the last moment but, with recent annual budget deficits in the $1+ trillion range, it will not take long to bump up against the debt limit again. Moreover, there seems to be little political will to make significant cuts to the deficit, especially for entitlement spending, which is the largest contributor to the overall deficit. Consequently, Standard & Poor's credit rating service downgraded the United States from AAA to AA+.

Given the downgrade and continuing fiscal challenges the federal government is facing, the Sit U.S. Government Securities Fund currently has very low to zero exposure to U.S. Treasury securities. Instead, the Sit U.S. Government Securities Fund invests mainly in seasoned, high-coupon government agency mortgage securities backed by Fannie Mae and Freddie Mac. Unlike Treasuries, mortgage securities from Fannie Mae and Freddie Mac have collateral backing them. These agencies have issued a combined trillion dollars of unsecured debt and used the proceeds to purchase mortgage bonds. If they needed additional money to pay investors for any defaulted mortgages, but could not get it from the government, they would default on their unsecured debt (borrowed money) and sell performing mortgages to raise proceeds to cover the defaulted ones so investors could be made whole.

With interest rates at historical lows, the Fund has a strong income advantage versus Treasuries. We estimate that even if Fannie Mae and Freddie Mac could not pay investors for defaulted mortgages, it would cost the Fund approximately 2% per year on the mortgages it owns (due to the amount of equity within the seasoned mortgages) resulting in a 1.3% net yield versus the current 3.3% 30-Day SEC yield as of July 31, 2011.

We have also positioned the portfolio with a relatively short duration in anticipation of an eventual rise in interest rates. Even if interest rates remain low, the Fund generates a higher yield than its benchmark, the Barclays Capital Intermediate Government Bond Index, and should be able to outperform its benchmark if prices remain stable.

Cost Basis Reporting

Beginning in 2012, mutual fund companies will be required to report cost basis information to their shareholders and the IRS for sales of shares that were acquired after December 31, 2011. Shareholders will be responsible for choosing the method of cost basis calculation as well as reporting the data on Schedule D of their tax return. The cost basis information will be shown on tax form 1099-B along with other transaction details.

Sit Mutual Funds will offer numerous calculation methods so shareholders will have the flexibility to choose the most advantageous method for their situation. For more information, please call an Investor Services Representative at 800-332-5580.

Annual Shareholder Luncheon

The 2011 Sit Mutual Funds annual shareholder luncheon is Monday, October 24th at the Edina Country Club. Lunch will be served at 11:30 a.m. and the program will begin at 11:45. Roger Sit will speak about the firm's investment strategy and outlook. Fixed-Income President Mike Brilley will discuss the Sit bond funds. After their presentations, Portfolio Managers Kent Johnson and Debbie Sit will join the speakers to answer our guests' questions.

All shareholders are welcome to attend the luncheon. Invitations will be mailed to shareholders residing in Minnesota, Wisconsin, Iowa, North Dakota and South Dakota. If you reside outside those states, please call our meetings reservation number 612-359-2606 to let us know that you plan to attend.

Investment Outlook and Strategy Summary by Roger J. Sit - Chairman and President



Second quarter U.S. real GDP growth was +1.0%, an increase from the dramatically revised first quarter pace of +0.4% (previously +1.9%).

Second quarter real personal consumption expenditures (PCE) grew at just a +0.4% annual rate, as spending on durable goods fell -$16.6 billion, or -5.1%. The decline was due entirely to a $26.0 billion, or -25.4%, drop in real PCE for motor vehicles and parts, resulting from production supply chain disruptions after the March disaster in Japan. As expected, July real PCE rebounded, growing +0.5% (monthly rate), as spending on durable goods surged +2.0%, with purchases of motor vehicles and parts (+5.1%) accounting for most of the increase. Also, real spending on services gained +0.5% in July, reflecting a spike in utilities consumption, driven by unseasonably hot weather, and a sharp rebound in the volatile financial services component, correcting an unusually weak reading in June.

Going forward, a combination of lower energy prices and slower consumer deleveraging should increase disposable income and accelerate real consumer spending from the recent +2.3% year-over-year pace.

The August nonfarm payrolls report, released on September 2nd, was disappointing. No net jobs were added last month, compared to an expected 68,000. After accounting for the impact of the Verizon strikers (-45,000) and the returning state workers in Minnesota (+22,000), payrolls rose only 23,000. In addition, June and July payrolls were revised downward to show 58,000 fewer jobs. However, despite the lack of employment growth, the August unemployment rate was unchanged at 9.1%, remaining at around the 9.0% level for the seventh consecutive month, which suggests that unemployment has peaked.

The Federal Reserve's U.S. trade-weighted major currencies dollar index decreased -0.1% in August from the July level, depreciating -9.1% on a year-over-year basis. The dollar has been declining for most of the year and is now at a new low as measured by the Index. Despite the fiscal and economic difficulties facing the U.S., relative to most of the rest of the world, the environment is more attractive here. As a result, we would not be surprised to see a rally in the dollar over the near to intermediate term, particularly if U.S. economic growth reaccelerates as expected in the second half of the year.

Despite the recent compromise reached by political officials to raise the $14.3 trillion debt ceiling, very little was accomplished to change the trajectory of costs and the resultant budget deficits. This is the primary factor that led to Standard & Poor's momentous decision to downgrade U.S. debt to AA+ from AAA. While the "ripple effects" of the downgrade will take time to play out, the direction of markets will depend on perceptions of whether or not Republicans and Democrats can compromise to develop a fiscal plan that will tackle both the long-term structural problems of entitlement spending and the imperative of long-term economic growth.

Fixed-Income

In fixed-income markets, municipal issues gained slightly in June, while taxable bonds declined. Both fixed income markets turned in solid positive returns for the second quarter.

Interest rates declined during the second quarter and the taxable yield curve steepened. Specifically, the 2-year maturity U.S. Treasury note yield decreased to 0.46%, approximately -36 basis points lower than where it began, while the 30-year U.S. Treasury bond yield decreased to 4.37%, approximately -14 basis points lower than where it began.

The Barclays Capital Aggregate Bond Index produced a positive return during the quarter of +2.3%. Returns from most underlying sectors were roughly equivalent. U.S. Treasuries outperformed modestly.

Tax-exempt yields also saw a steady, but significant, decline during the second quarter. The tax-exempt yield curve flattened, as yields on the shortest maturity bonds had little room to decline further and yields on longer maturities moved lower.

Our strategies continue to emphasize maintaining a yield advantage relative to the benchmark, while underweighting U.S. Treasury bonds and overweighting securities that minimize (or benefit from) the negative effects of rising interest rates.

Equities

Following a robust first quarter, most of April's strong results were given back in May and June, as markets were buffeted by weak economic reports, the debt ceiling debate, the end of the Fed's quantitative easing, and sovereign debt risk in Europe. Despite the recent loss of momentum, stock market returns were still quite healthy for the first half of 2011 as the S&P 500 Index finished up +6% and 12-month returns exceeded +30%.

We have made incremental adjustments in equities portfolios to inoculate against current market uncertainties, as the precise timing of a resumption of growth is difficult to forecast.

We continue to maintain well-diversified portfolios that contain high quality growth companies, but we have been tilting them slightly more defensively by adding names in traditionally more defensive sectors such as healthcare; making some shifts within sectors such as technology and capital goods to less economically sensitive companies; and continuing to seek high quality companies across the entire portfolio and making upgrades based on our research.

Stock market returns should continue to be muted over the near term, but we expect the upcoming earnings reporting season to be relatively positive overall. Notably, the majority of S&P 500 companies are less exposed to the weakest areas of the economy, namely consumer spending and housing, and are more exposed to business spending, exports, and commodity prices. Moreover, a large component of these companies' earnings comes from outside the U.S.

Valuations remain quite attractive. Given our outlook for moderate inflation combined with elevated commodity prices and lingering fallout from the real estate bubble, financial assets are even more attractive compared to real assets.

Additionally, as a result of the recent flight to quality in the bond market, stocks are very attractive as measured by the S&P 500 earnings yield compared to the 10-year U.S. Treasury yield. The current spread is near record levels at about +4 percentage points.

On a technical basis, as measured by 6-month price momentum, the U.S. stock market is in the neutral range as a result of the pullback that occurred in May and June. This holds true across all market capitalizations.

Domestic equity holdings in the Sit Mutual Funds continue to be positioned with emphasis on the traditional growth sector of technology along with the producer manufacturing and energy services sectors. These holdings are expected to produce above-average earnings growth and possess reasonable valuations.

IRA Beneficiary Designations by Steve Benjamin, CEBS, CRPC

In addition to monitoring the investments in your IRA over time, you should also remember the answer to a very important question: Who is the beneficiary of your IRA account? For many people, naming an IRA beneficiary is an afterthought, just some additional lines to complete on an IRA application at the time of account setup. But failing to give careful thought to this important detail can be costly.

If you are married and have not named a beneficiary, the Sit Mutual Funds IRA requires that your IRA go to your spouse. From there, your spouse can roll the IRA to their own IRA and the assets can continue to grow on a tax-deferred basis. In some cases, a required minimum distribution (RMD) based on their IRS determined life expectancy must occur each year while the bulk of the IRA remains invested.

If you are married and want to name your children as primary beneficiaries, your spouse must consent to this in writing. After you die, your children can move their portion of your IRA into their own "beneficiary" IRA (sometimes called a "stretch" IRA). They must take RMDs each year as calculated over their life expectancies and can let the rest of their IRA grow. A beneficiary can always withdraw more, but not less, than the annual required distribution. Withdrawals are taxed at ordinary income tax rates and there is no 10% penalty tax.

Incidentally, your actual life expectancy and your "IRS life expectancy" are not identical. Although your personal health and well-being may differ drastically from someone else your age, for RMD purposes, both of you will have the same IRS predetermined life expectancy. These life expectancy figures can be found in IRS Publication 590 (at www.irs.gov) or by giving us a call at 1-800-332-5580.

If you are single, be sure to name a beneficiary. Otherwise, your IRA will pass to your estate and the assets must go through probate.

If you are a beneficiary and don't want the IRA you've inherited, you don't have to take it! As long as you haven't withdrawn any of the IRA funds you've inherited, you can disclaim all (or a portion) of the IRA.

For example, assume John dies and the primary beneficiaries are his wife Jane and their sons Bob and Roger. If Jane has not withdrawn any funds from the IRA, she can complete an IRA disclaimer form. By doing so, Jane waives her right to all (or a portion) of her inherited IRA assets and lets her amount pass to Bob and Roger.

It is important to remember that IRA beneficiaries should take action before September 30th of the year following the year of the IRA holder's death. Failure to do so may modify some of the distribution options described above.

Please review your IRA beneficiary designations today. If you're not sure who your beneficiaries are, give us a call. Or go to www.sitfunds.com, download an IRA Change of Account Information form, complete it and send it in. You and your loved ones will be glad you did. If you have questions, contact us at 1-800-332-5580.

Social Security Checks May Not Increase in 2012

Millions of retirees may want to prepare for another year of no increase in their Social Security checks. Although the Social Security trustees project a 1.2% cost of living increase for next year, rising Medicare premiums threaten to wipe out that raise.

Here's why. Many Americans are covered by both Medicare and Social Security. These retirees have their Medicare Part B premiums (which cover doctor visits, x-rays, lab tests, etc.) deducted from their monthly Social Security checks. But when Medicare premiums rise more than Social Security payments, beneficiaries don't see an increase. Mary Johnson, a policy analyst at the Senior Citizen's League, said, "We could very well be entering a period where we're all stuck with flat benefits because of the growth in health care costs."

The Social Security increase for 2012 will be announced in mid-October.

Social Security Benefit Statements

Due to budget constraints, the Social Security Administration (SSA) is no longer mailing employee benefit statements to 125 million workers. The statements, which contain a summary of an individual's earnings history and estimated retirement benefits, have been mailed out annually to workers age 25 and older since 1999.

Next year, however, the SSA plans on sending benefit statements to those over age 60 and resume making statements available by request to those under age 60. In addition, SSA plans to offer an online version of the retirement benefit statement. In the meantime, those willing to do a bit of work can use the online Social Security Estimator to calculate future benefits. For more information, go to www.ssa.gov.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Mutual Funds Market Summary: Second Quarter 2011

Fixed-Income

Interest rates declined during the second quarter and the yield curve steepened. Specifically, the 2-year maturity U.S. Treasury note yield decreased to 0.46%, approximately 36 basis points lower than where it began, while the 30-year U.S. Treasury bond yield decreased to 4.37%, approximately -14 basis points lower than where it began.

The Barclays Capital Aggregate Bond Index produced a positive return during the quarter of +2.3%. Returns from most underlying taxable sectors were roughly equivalent. U.S. Treasuries outperformed modestly, benefitting from the flight to quality that resulted from spreading concern of a potential euro area sovereign debt default. Returns from the corporate sector were approximately equal to those of the broader benchmark, as strong price returns in conjunction with declining Treasury yields were partially mitigated by growing concern over the pace of economic growth. Returns from the mortgage-backed sector were also approximately equal to those of the Aggregate Bond Index, as prices of U.S. Government agency-backed mortgages were also positively impacted by the flight to quality. The asset-backed securities sector lagged modestly, primarily due to its shorter duration.

While conditions in the U.S. economy continued to show signs of progress, the pace of the improvement during the quarter was disappointing. The deteriorating fiscal situation in Europe and a spike in gasoline prices, combined with earthquake/tsunami-related supply chain disruptions, all served to lower investor confidence and slow the growth in payrolls. The political negotiations surrounding the federal debt ceiling and efforts to reduce fiscal deficits also negatively impacted financial markets. Ultimately, we believe a federal budget compromise, combined with slow, steady growth in employment and a gradual recovery in housing, will result in steady economic growth. Unfortunately, the rise in federal debt caused Standard & Poor's to downgrade the U.S. Government's AAA credit rating to AA+. Our strategies have been underweighting U.S. Treasury bonds and overweighting securities that minimize (or benefit from) the negative effects of rising interest rates, while maintaining a yield advantage relative to the benchmark.

In the Sit U.S. Government Securities Fund, we like high-coupon, seasoned government agency-guaranteed mortgage securities as much as ever. As detailed on page one of this newsletter, Fannie Mae and Freddie Mac have viable options available to guarantee payments for defaulted mortgages. Consequently, these bonds would benefit from a flight to quality, as they would be considered safer than unsecured Treasury bonds or unsecured agency debt.

Tax-exempt yields also saw a steady, but significant, decline during the second quarter. Record low supply, combined with demand from reinvestment, helped tax-exempts erase price losses from the last two months of 2010. As we anticipated, without the renewal of the Build America Bond stimulus program, municipal issuance volume is down considerably thus far in 2011 and is at its lowest year-to-date level in more than ten years. In addition, the pace of mutual fund redemptions continued to slow in the second quarter, and fund flows actually turned slightly positive in June. Investors appear to be returning to tax-exempts, as time is showing that the prediction of massive waves of defaults on state and local issuers appears to have been exaggerated.

In this environment, tax-exempts saw strong price appreciation during the second quarter, and posted their strongest quarterly return since the third quarter of 2009 and their strongest first half return since 2002. The strong performance of longer duration and A-rated bonds during the second quarter contributed to the Sit tax-exempt bond funds' outperformance year to date. Duration and quality were also the overriding factors in sector returns as well.

As the tax-exempt yield curve remains historically steep, we continue to believe that holdings in longer duration bonds will be rewarded. We also believe that credit spreads are attractive. For example, A-rated tax-exempt revenue bonds currently offer approximately 100 basis points additional yield over AAA-rated general obligation bonds. Our investment strategy remains focused on income, which is the primary source of return over longer periods of time. Diversification remains a key tenet in our strategy to help manage credit risk.

Equities

For the second month in a row, domestic equity markets declined with the *S&P 500* losing -1.7% and the technology-laden NASDAQ Index declining -2.2% in June. Medium and small capitalization issues underperformed their large cap counterparts in both the month and the second quarter, but still hold a slight lead on a year-to-date basis.

The favorable cycle for growth stocks remains solidly intact, as large, medium, and small capitalization growth stocks continued to outperform their value counterparts in the one-, three-, six- and twelve-month periods.

The financial characteristics of stocks that outperformed in June were defensive in nature and reflected the shift that has been occurring over the last few months towards high quality companies. Specifically, stocks with lower earnings growth, lower beta, larger market cap, lower price-earnings multiples, and higher dividend yields performed best.

Year to date, the best performing sectors included: health services, consumer services, health technology, energy minerals, and industrial services. There have been significant shifts in year-to-date industry performance compared to calendar 2010 with defensive groups tending to do better and cyclicals worse. Those gaining momentum included health technology, health services, and utilities while those losing strength were non-energy minerals, consumer durables, and transportation.

In international equity markets, calculated in U.S. dollar terms, the U.S. ranked 12th out of 33 countries for the first six months of the year, maintaining the same position held on March 31st.

Western Europe continued to be the only area with a positive return for the first half of the year. Not surprisingly, four of the top five performing markets were Western European countries, which included France and Germany.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit U.S. Government Securities Fund

As of June 30, 2011

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	1.50	4.79	5.72	6.14	4.80	6.50	3.56	3.06
Barclays Capital Interm. Gov't Index	2.08	2.65	4.91	5.85	4.98	6.56		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
U.S. Government Securities	5.79	1.19	3.35	2.49	4.13	6.92	5.13	7.78	4.91	2.26
Barclays Capital Interm. Gov't Index	9.64	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	2.10

PORTFOLIO SECTOR ALLOCATION (%)

CMO	39.0
FNMA Pass-Through	32.1
FHLMC Pass-Through	12.5
GNMA Pass-Through	8.6
Asset-Backed	1.2
U.S. Treas./Federal Agency	0.2
Cash & Other Net Assets	7.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,210.9
Average Maturity:	22.1 Years
Effective Duration:	1.4 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:
- Michael C. Brilley, 42 years
- Mark H. Book, CFA, 23 years
- Bryce A. Doty, CFA, 20 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital Intermediate Government Index is a sub-index of the Barclays Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Capital Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of June 30, 2011

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, CFA, 28 years
Paul A. Jungquist, CFA, 16 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Tax-Free Income	3.92	1.98	3.39	2.65	3.20	5.15	5.47	4.67
Barclays Capital 5-Year Muni Index	2.73	4.31	6.29	5.68	4.76	5.76		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Tax-Free Income	5.69	2.87	3.96	3.30	3.54	0.26	-15.77	22.42	2.49	4.20
Barclays Capital 5-Year Muni Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	3.36

PORTFOLIO SECTOR ALLOCATION (%)

Other Revenue	17.4
Education/Student Loan	14.7
Hospital / Health Care	13.4
Single Family Mortgage	12.0
Multi-Family Mortgage	11.4
Closed-End Mutual Funds	6.9
Insured	6.1
General Obligation	3.9
Sectors Less Than 3.5%	12.2
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$145.9
Tax-Equivalent Yield:	8.42%
Average Maturity:	15.9 Years
Duration to Estimated Avg. Life:	6.3 Years
Implied Duration:	7.5 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2011

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Minnesota Tax-Free Income	4.18	4.42	5.40	4.28	4.49	4.88	4.51	4.43
Barclays Capital 5-Year Muni Bond Index	2.73	4.31	6.29	5.68	4.76	4.99		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Minnesota Tax-Free Income	7.06	4.42	3.68	4.44	4.92	1.04	-10.75	22.04	3.18	4.71
Barclays Capital 5-Year Muni Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	3.36

PORTFOLIO SECTOR ALLOCATION (%)

Hospital / Health Care	18.4
Multi-Family Mortgage	17.5
Single Family Mortgage	14.0
Education/Student Loan	11.9
Other Revenue	10.5
Utility	6.4
Insured	4.9
Lease Rental	3.4
Sectors Less Than 3.4%	9.4
Cash and Other Net Assets	3.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$302.9
Tax-Equivalent Yield:	7.40%
Average Maturity:	15.9 Years
Duration to Estimated Avg. Life:	5.5 Years
Implied Duration:	7.5 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, CFA, 28 years
Paul A. Jungquist, CFA, 16 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of June 30, 2011

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 20 years
Bryce A. Doty, CFA, 20 years
John M. Bernstein, CFA, 18 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Capital Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	0.34	18.46	3.02	4.18	3.06	6.44
S&P 500® Index	0.10	30.69	3.34	2.94	2.72	8.15
Barclays Capital Aggregate Bond Index	2.29	3.90	6.46	6.52	5.74	6.16

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Balanced	-18.59	19.20	9.22	7.51	7.88	10.52	-26.88	23.12	10.51	3.74
S&P 500® Index	-22.10	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	6.02
Barclays Capital Aggregate Bond Index	10.25	4.10	4.34	2.43	4.33	6.97	5.24	5.93	6.54	2.72

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
International Business Machines Corp.	2.0
Occidental Petroleum Corp.	1.8
Oracle Corp.	1.7
Qualcomm, Inc.	1.7
Apple, Inc.	1.7

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 2.64%, 2/15/19	2.5
GNMA, 7.50%, 9/16/35	1.2
Pepsi Bottling, Inc, 5.50%, 4/1/16	1.0
Continental Airlines 2009-1 Pass Thru, 9.00%, 7/8/16	1.0
Procter & Gamble ESOP, 9.36%, 1/1/21	0.9

PORTFOLIO ALLOCATION (%)

Stocks	63.1
Bonds	34.2
Cash and Other Net Assets	2.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$112
Number of Holdings:	165

Sit Large Cap Growth Fund

As of June 30, 2011

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	-0.05	27.18	1.03	3.75	1.65	9.65
Russell 1000® Growth Index	0.76	35.01	5.01	5.33	2.24	10.61

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Large Cap Growth	-30.58	26.34	12.79	9.59	9.54	14.14	-34.10	28.14	10.79	4.05
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	6.83

TOP TEN HOLDINGS

Company Name	% of Net Assets
International Business Machines Corp.	4.0
Apple, Inc.	3.6
Oracle Corp.	3.4
Qualcomm, Inc.	3.3
Occidental Petroleum Corp.	3.1
Chevron Corp.	3.1
Google, Inc.	2.7
McDonald's Corp.	2.2
PepsiCo, Inc.	2.0
Coca-Cola Co.	1.9
Total	29.3

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	19.2
Technology Services	13.6
Producer Manufacturing	11.7
Consumer Non-Durables	9.2
Energy Minerals	8.7
Health Technology	8.4
Retail Trade	8.0
Finance	3.9
Sectors Less Than 3.3%	17.0
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$365.0
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	79.2
Median Market Cap (Billions):	29.1
Turnover Rate:	25.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Capitalization

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Ronald D. Sit, CFA, 26 years
Michael J. Stellmacher, CFA, 19 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of June 30, 2011

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Kent L. Johnson, CFA, 21 years
Matthew T. Loucks, CFA, 14 years
Robert W. Sit, CFA, 18 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell MidCap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	0.76	37.25	2.68	4.94	3.18	12.06
Russell Midcap® Growth Index	1.61	43.25	6.58	6.28	5.52	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Mid Cap Growth	-34.64	38.51	17.02	15.27	9.56	18.87	-45.34	35.59	27.10	5.80
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	9.59

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Cognizant Technology Solutions Corp.	2.1	Tupperware Brands Corp.	1.8
Ulta Salon Cosmetics & Fragrance, Inc.	2.0	Albemarle Corp.	1.8
Salesforce.com, Inc.	2.0	Fossil, Inc.	1.7
Cummins, Inc.	2.0	Coach, Inc.	1.7
Snap-On, Inc.	1.9	Ecolab, Inc.	1.7
		Total	18.7

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	12.2
Electronic Technology	10.6
Technology Services	9.8
Retail Trade	9.2
Health Technology	8.6
Process Industries	7.8
Finance	7.0
Consumer Non-Durables	5.5
Sectors Less Than 5.5%	27.3
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$165.3
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$11.9
Median Market Cap (Billions):	$7.5
Turnover Rate:	27.0 %

Sit Small Cap Growth Fund

As of June 30, 2011

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	0.53	40.04	5.42	5.56	4.24	11.03
Russell 2000® Growth Index	-0.59	43.50	8.35	5.79	4.63	7.00

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Small Cap Growth	-26.22	34.57	6.79	18.52	7.99	20.43	-42.96	33.06	27.28	10.20
Russell 2000® Growth Index	-30.27	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	8.59

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ulta Salon Cosmetics & Fragrance, Inc.	2.6	Snap-On, Inc.	1.8
Informatica Corp.	2.3	Concur Technologies, Inc.	1.8
Tupperware Brands Corp.	2.2	Solera Holdings, Inc.	1.8
Northern Oil and Gas, Inc.	2.0	Syntel, Inc.	1.8
ANSYS, Inc.	1.9	AMETEK, Inc.	1.7
		Total	19.9

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	12.5
Electronic Technology	12.4
Technology Services	12.2
Producer Manufacturing	10.9
Retail Trade	9.9
Industrial Services	7.3
Consumer Durables	6.2
Finance	5.3
Sectors Less Than 5.3%	21.8
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$94.7
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	$4.2
Median Market Cap (Billions):	$3.3
Turnover Rate:	30.3 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Matthew T. Loucks, CFA, 14 years
- Robert W. Sit, CFA, 19 years
- Michael J. Stellmacher, CFA, 19 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of June 30, 2011

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Michael J. Stellmacher, CFA, 19 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	1.24	32.58	5.42	6.65	8.01	1.53	1.36
S&P 500® Index	0.10	30.69	3.34	2.94	4.40		
Class S Shares	1.19	32.27	5.14	n/a	6.10	1.29	1.14
S&P 500 Index	0.10	30.69	3.34	n/a	2.52		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011
Class I Shares	10.91	9.41	19.29	12.89	-29.60	25.59	16.48	6.92
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25	16.19	6.62
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	6.02

TOP TEN HOLDINGS

Company Name	% of Net Assets
Chevron Corp.	3.1
International Business Machines Corp.	3.0
Procter & Gamble Co.	2.0
PepsiCo, Inc.	2.0
Occidental Petroleum Corp.	2.0

Company Name	% of Net Assets
Qualcomm, Inc.	2.0
Johnson & Johnson	1.9
JPMorgan Chase & Co.	1.9
Verizon Communications, Inc.	1.9
El du Pont de Nemours & Co.	1.5
Total	21.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.3
Producer Manufacturing	11.5
Health Technology	10.0
Energy Minerals	9.8
Consumer Non-Durables	9.1
Electronic Technology	9.1
Technology Services	4.9
Retail Trade	4.3
Sectors Less Than 4%	24.1
Cash and Other Net Assets	2.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$328.1
S Share Assets (Millions):	$56.3
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$69.8
Median Market Cap (Billions):	$30.0
Turnover Rate:	14.7 %

Sit Global Dividend Growth Fund

As of June 30, 2011

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	1.06	30.55	12.76	1.49	1.39
Class S Shares	0.92	30.17	12.45	1.25	1.15
Composite Index	0.69	30.64	6.96		
S&P 500® Index	0.10	30.69	7.00		
MSCI EAFE Index	1.56	30.36	6.64		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011
Class I Shares	-5.25	24.65	11.59	5.55
Class S Shares	-5.31	24.40	11.32	5.33
Composite Index	-21.11	28.57	12.21	5.63
S&P 500 Index	-21.94	26.47	15.06	6.02
MSCI EAFE Index	-19.95	31.78	7.75	4.98

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.0
Producer Manufacturing	11.6
Health Technology	9.8
Energy Minerals	9.4
Electronic Technology	9.3
Consumer Non-Durables	8.1
Retail Trade	6.8
Non-Energy Minerals	5.7
Sectors Less Than 5.0%	25.1
Cash and Other Net Assets	1.2

PORTFOLIO COUNTRY ALLOCATION (%)

United States	61.1
United Kingdom	8.9
Australia	5.5
Switzerland	4.9
Germany	2.8
France	2.4
Spain	1.8
Canada	1.8
9 Countries Less Than 1.8%	9.6
Cash and Other Assets	1.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
BHP Billiton, Ltd., ADR	2.7
International Business Machines Corp.	2.3
Rio Tinto, PLC, ADR	2.0
Verizon Communications, Inc.	2.0
Chevron Corp.	2.0
Qualcomm, Inc.	2.0
Intel Corp.	1.9
McDonald's Corp.	1.8
Rogers Communications, Inc.	1.8
Siemens AG, ADR	1.8
Total	10.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$7.8
S Share Assets (Millions):	$1.4
Number of Holdings:	95
Wtd. Avg. Market Cap (Billions):	$76.1
Median Market Cap (Billions):	$43.1
Turnover Rate:	21.8 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Kent L. Johnson, CFA, 21 years
Raymond E. Sit, 17 years
Michael J. Stellmacher, CFA, 19 years
Tasha M. Murdoff, 14 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of June 30, 2011

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Janet K. Kinzler, 16 years
Tasha M. Murdoff, 14 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	829800-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	1.81	31.08	-4.07	0.68	1.08	4.14
MSCI EAFE Growth Index	2.11	31.25	-1.85	2.51	5.28	4.10

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
International Growth	-29.84	28.70	12.97	14.67	18.19	16.08	-44.99	27.65	9.51	5.42
MSCI EAFE Growth Index	-16.02	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	4.38

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	17.6
Finance	15.2
Consumer Non-Durables	8.6
Non-Energy Minerals	8.4
Energy Minerals	7.3
Retail Trade	6.0
Health Technology	5.3
Communications	5.0
Sectors Less Than 5%	24.0
Cash and Other Net Assets	2.6

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	17.6
Japan	11.5
Switzerland	10.9
France	9.0
Australia	8.4
China/Hong Kong	7.1
Germany	6.9
Canada	4.6
16 Countries Less Than 4.6%	21.4
Cash and Other Assets	2.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
BHP Billiton, Ltd.	4.0
Rio Tinto, PLC, ADR	2.5
Royal Dutch Shell, PLC, ADR	2.5
Nestle SA	2.1
Siemens AG	2.1
Honda Motor Co., Ltd.	1.9
Diageo, PLC, ADR	1.9
Reckitt Benckiser Group, PLC	1.8
Pearson, PLC, ADR	1.7
Komatsu, Ltd.	1.7
Total	22.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.8
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	$57.7
Median Market Cap (Billions):	$37.0
Turnover Rate:	36.0%

Sit Developing Markets Growth Fund

As of June 30, 2011

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	-1.36	25.95	-0.49	9.33	11.07	5.97
MSCI Emerging Markets Index	-2.11	24.96	1.79	9.92	13.51	5.26

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Developing Markets Growth	-18.37	45.96	16.54	33.77	31.59	40.72	-55.26	73.97	14.53	-1.90
MSCI Emerging Markets Index	-7.97	51.59	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-0.45

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.3
Non-Energy Minerals	14.8
Energy Minerals	13.4
Communications	9.3
Electronic Technology	8.0
Consumer Non-Durables	7.6
Consumer Services	6.9
Retail Trade	6.3
Sectors Less Than 6%	15.2
Cash and Other Net Assets	1.2

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	22.4
Brazil	20.3
South Korea	11.0
Australia	6.6
South Africa	6.2
India	5.6
Taiwan	5.0
Russia	4.3
12 Countries Less Than 4.3%	17.4
Cash and Other Assets	1.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Vale SA, ADR	4.0
BHP Billiton, Ltd., ADR	3.5
Petrobras	3.4
Rio Tinto, Ltd.	3.1
CNOOC, Ltd., ADR	3.0
Samsung Electronics Co., Ltd.	2.9
Banco Bradesco SA	2.8
Cia de Bebidas das Americas, ADR	2.4
Shinhan Financial Group Co., Ltd.	2.4
Astra International Tbk PT	2.1
Total	29.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$15.4
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$40.7
Median Market Cap (Billions):	$19.7
Turnover Rate:	19.1 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 20 years
Raymond E. Sit, 17 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI Emerging Markets Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

The U.S. Debt Crisis and the Sit U.S. Government Securities Fund • 2011 Annual Shareholder Meeting • Investment Outlook and Strategy Summary • IRA Beneficiary Designations • Second Quarter Market Summary • Second Quarter Fund Data

NEW WIRE INSTRUCTIONS FOR PURCHASHING SIT MUTUAL FUNDS

Instructions for shareholders wiring money to purchase Sit Mutual Funds have changed. As of August 22, 2011, BNY Mellon Investment Servicing (US) Inc. will serve as the transfer agent for the Sit Mutual Funds. The following are the new instructions:

Bank Name:	Bank of New York Mellon
ABA:	011001234
Credit:	0000733571
	BNY Mellon Investment Servicing (US) Inc. as Agent for Sit Mutual Funds
Further Credit:	Sit Account Name
	Sit Fund/Account Number